EXHIBIT 99.1

Equinox Gold Reports Third Quarter 2021 Financial and Operating Results

137,144 Ounces of Gold Sold, on Track to Achieve 2021 Guidance

All dollar figures in US dollars, unless otherwise indicated

VANCOUVER, BC, Nov. 3, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its third quarter 2021 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three and nine months ended September 30, 2021 will be available for download on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast on November 4, 2021 commencing at 7:00 am Pacific time to discuss the Company's third quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

Christian Milau, CEO of Equinox Gold, commented: "Production continues to increase as we see the benefits of investment at the mine sites during the first half of the year. While increased production from Los Filos and the Brazil mines anchored a strong third quarter for Equinox Gold, approximately one-third of 2021 production will come in the fourth quarter, with more than 65,000 ounces of gold already produced during the month of October.

"During the quarter we made significant progress at our growth and expansion projects. Santa Luz construction is on budget and 70% complete; we started mining ore from the new Guadalupe open pit and Bermejal underground deposits at Los Filos; and our study to expand the Aurizona Mine demonstrated that developing the underground and satellite open-pit deposits will nearly double the mine life and increase annual production. We also recently celebrated groundbreaking at our Greenstone Mine in Ontario, Canada. The groundbreaking event was attended by the Ontario Minister of Mines, the Chiefs of our Indigenous partners, the Mayor of the Municipality of Greenstone and community members. We appreciate their support and enthusiasm for the project and look forward to working with Orion Mine Finance and all of our partners to develop what will be a transformative project for local communities and a cornerstone asset for Equinox Gold.

"Looking ahead, Equinox Gold is on track to achieve its 2021 guidance and expects to realize significant production growth in 2022 as we continue to access higher-grade ore at Los Filos and commence production at Santa Luz, which will be our eighth operating mine. We remain focused on our growth strategy to produce more than one million ounces of gold per year and become the industry's premier Americas gold producer."

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Operational

•	Lost-time injury frequency rate of 1.29, which is a measure of the number of injuries per million hours worked
•	Produced 139,758 ounces ("oz") of gold during the quarter; sold 137,144 oz of gold at an average realized gold price of $1,780 per oz
•	Total cash costs of $1,109 per oz and mine all-in sustaining costs ("AISC") of $1,327 per oz for the quarter(1)
•	Produced 391,678 oz of gold for the nine months ended September 30, 2021, with cash costs and mine AISC of $1,113 per oz and $1,396 per oz, respectively(1)
•	Los Filos has operated continuously since July 26, 2021, following the resolution of blockades
•	The Company remains on track to achieve 2021 production and cost guidance

Earnings

•	Earnings from mine operations of $49.2 million
•	Net loss of $5.2 million or $0.02 per share
•	Adjusted net income of $6.7 million or $0.02 per share, after adjusting for certain non-cash expense items(1)(2)

Financial

•	Cash flow from operations before changes in non-cash working capital of $48.3 million ($64.8 million after changes in non-cash working capital)
•	Adjusted EBITDA of $62.0 million(1)(2)
•	Expenditures of $26.9 million in sustaining capital and $65.4 million in non-sustaining capital(1)
•	Cash and cash equivalents (unrestricted) of $300.3 million at September 30, 2021
•	Net debt of $244.8 million at September 30, 2021 (including $139.7 million of in-the-money convertible notes)(1)

Construction, development and exploration

•	Announced positive pre-feasibility study for Aurizona expansion incorporating the Aurizona underground and satellite open-pit deposits into the mine plan
•	Extends the mine life to 11 years with total life-of-mine ("LOM") production of 1.5 million oz of gold
•	Average annual production of 137,000 oz of gold
•	Peak annual production in years 2026 to 2029, averaging more than 160,000 oz of gold
•	$944/oz average AISC from 2024 onward and $1,058/oz average AISC LOM
•	Updated Mineral Reserve and Mineral Resource estimates for Aurizona, Mesquite, Fazenda and RDM
•	Completed more than 60,000 metres of drilling across the Company's portfolio of assets
•	Greenstone early works focused on roadworks, tree clearing and construction of the temporary effluent water treatment, temporary lodging facility and construction administrative offices
•	Santa Luz construction 70% complete as of the date of this news release and on schedule for first gold pour in Q1 2022

POST QUARTER END HIGHLIGHTS

•	Announced groundbreaking for full-scale construction at Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25), including more than $50 million spent to date and a $177 million contingency(3)
•	Initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at a gold price of $1,750 per oz)
•	Equinox Gold will fund its 60% portion from the Company's existing treasury, cash flow from producing mines and a revolving credit facility from which the Company has $200 million available to draw. Equinox Gold also has a portfolio of investments with a current market value of approximately $450 million
•	First gold pour targeted for first half of 2024 ("H1 2024")

_________________________

1.	Cash costs per oz sold, mine AISC per oz sold, adjusted net loss, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2.	Primary adjustments for the three months ended September 30, 2021 were $11.0 million unrealized gain on change in fair value of gold contracts, $8.9 million unrealized loss on change in fair value of foreign exchange contracts, $7.0 million unrealized loss on change in fair value of streaming arrangements, and $5.3 million loss from investment in associate.
3.	A formal construction decision is subject to receiving consent of Equinox Gold's lenders and the closing of financing by Orion, both of which are expected within the next several weeks.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021(1)	September 30, 2020	September 30, 2021(1)	September 30, 2020(2)
Gold produced	oz	139,758	122,656	124,867	391,678	340,834
Gold sold	oz	137,144	124,712	128,437	390,412	336,891
Average realized gold price	$/oz	1,780	1,806	1,899	1,790	1,748
Total cash cost per oz sold(4)	$/oz	1,109	1,089	876	1,113	849
Mine AISC per oz sold(3)(4)	$/oz	1,327	1,382	1,077	1,396	1,001
Financial data
Revenue	M$	245.1	226.2	244.5	701.1	589.9
Earnings from mine operations	M$	49.2	45.6	88.7	139.0	192.5
Net (loss) income	M$	(5.2)	325.7	3.2	370.8	(69.0)
(Loss) earnings per share	$/share	(0.02)	1.10	0.01	1.33	(0.34)
Adjusted EBITDA(4)	M$	62.0	52.4	89.2	174.9	194.4
Adjusted net income(4)	M$	6.7	3.1	30.8	6.2	46.9
Adjusted EPS(4)	$/share	0.02	0.01	0.13	0.02	0.23
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	300.3	333.9	310.7	300.3	310.7
Net debt(4)	M$	244.8	215.6	219.1	244.8	219.1
Operating cash flow before changes in non-cash working capital	M$	48.3	31.6	86.2	141.9	177.0

1.	Operational and financial results of the assets acquired as part of the acquisition of Premier Gold Mines Limited ("Premier", and the "Premier Transaction") are included from April 7, 2021, onward.
2.	Operational and financial results of the assets acquired as part of the acquisition of Leagold Mining Corporation ("Leagold", and the "Leagold Merger") are included from March 10, 2020, onward.
3.	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
4.	Cash cost per oz sold, mine AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company recognized revenue of $245.1 million on sales of 137,144 oz of gold during the three months ended September 30, 2021 (the "Quarter" or "Q3 2021"), compared to revenue for the three months ended June 30, 2021 ("Q2 2021") of $226.2 million on sales of 124,712 oz of gold. The increase in ounces sold from Q2 2021 to Q3 2021 is mainly due to increased production at Aurizona as the change to dry season conditions allowed for increased material movement and access to higher grade material deeper in the pit, and increased production at Los Filos as full operations resumed in late July following the resolution of two blockades.

In Q3 2021, earnings from mine operations were $49.2 million, in-line with $45.6 million in Q2 2021, while net loss in Q3 2021 of $5.2 million compared to net income of $325.7 million in Q2 2021, driven by a $50.3 million gain on sale of Solaris shares, a $186.1 million gain on reclassification of the Company's Solaris investment from cost to fair value accounting, and a $45.4 million gain on the sale of the Pilar mine in Q2 2021. Q3 2021 net loss was also impacted by smaller increases in the fair value of share purchase warrants and gold contracts as gold prices declined as compared to Q2 2021.

Adjusted EBITDA for Q3 2021 of $62.0 million increased from $52.4 million in Q2 2021, partially due to a decrease in care and maintenance costs, which are expensed directly, at Los Filos as operations resumed following the resolution of blockades. Adjusted net income was $6.7 million for Q3 2021 compared to adjusted net income of $3.1 million in Q2 2021.

SELECTED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021(1)	September 30, 2020(2)
Revenue	$245.1	$244.5	$701.1	$589.9
Operating expenses	(152.7)	(119.7)	(439.3)	(309.2)
Depreciation and depletion	(43.3)	(36.1)	(122.7)	(88.2)
Earnings from mine operations	49.2	88.7	139.0	192.5
Care and maintenance	(6.0)	(13.1)	(15.2)	(35.6)
Exploration	(5.6)	(2.9)	(13.3)	(9.5)
General and administration	(12.4)	(8.1)	(35.3)	(24.3)
Income from operations	25.1	64.6	75.2	123.1
Finance expense	(10.7)	(12.8)	(31.2)	(31.1)
Finance income	1.1	0.6	1.7	1.3
Other (expense) income	(23.3)	(39.5)	327.5	(117.4)
Net (loss) income before taxes	(7.8)	13.0	373.2	(24.1)
Current tax expense	(5.1)	(9.3)	(20.3)	(25.4)
Deferred tax recovery (expense)	7.7	(0.4)	17.9	(19.4)
Net (loss) income	$(5.2)	$3.2	$370.8	$(69.0)
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.02)	$0.01	$1.33	$(0.34)
Diluted	$(0.02)	$0.01	$1.15	$(0.34)

1.	Financial results for the nine months ended September 30, 2021 include the results of operations for the mines acquired through the Premier Acquisition for the period of April 7 to September 30, 2021.
2.	Financial results for the nine months ended September 30, 2020 include the results of operations for mines acquired through the Leagold Merger for the period of March 10 to September 30, 2020.

Additional information regarding the Company's financial results and activities underway at the Company's projects is available in the Company's Q3 2021 Financial Statements and accompanying management's discussion and analysis for the three and nine months ended September 30, 2021, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Thursday, November 4, 2021 commencing at 7:00 am Pacific time to discuss the Company's third quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until February 5, 2022.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is the Qualified Person under National Instrument 43-101 for this Equinox Gold press release and has reviewed and approved the technical information in this document.

Non-IFRS Measures

This news release refers to all-in sustaining costs ("AISC") per ounce sold, which is a measure with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS Measures" section of the Company's Management's Discussion and Analysis for the period ended September 30, 2021, for a more detailed discussion of this non-IFRS measure and its calculation.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to successfully advance its growth and development projects, including the construction of Santa Luz and Greenstone and the expansions at Los Filos and Aurizona; the implications of blockades at Los Filos; the expectations for the Company's investments in Solaris, i-80 Gold Corp ("i-80 Gold") and Pilar Gold Inc. ("Pilar Gold"); the duration, extent and other implications of the novel coronavirus (COVID-19); and the Company's production and cost guidance. Forward-looking statements or information generally identified by the use of the words "will", "achieve", "strong", "on track", "clear path", "underway", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the anticipated receipt of required consents for Greenstone construction from the Company's lenders and the expectation that Orion Mine Finance Group will finalize its financing arrangements in the next several weeks; the strengths, characteristics and potential of Equinox Gold following the Premier Acquisition; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz, Los Filos, Castle Mountain, Greenstone and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris and its ability to successfully advance its projects; the exercise of the Solaris warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold to meet one or more of its payment commitments to the Company; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year-ended December 31, 2020, and in the Company's MD&A dated November 3, 2021 for the three and nine months ended September 30, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:50e 03-NOV-21